Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 14, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 14, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 13, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
March 14, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)
(Stock code: 2628)

ANNOUNCEMENT

The Board announces that, on 13 March 2006, CLIC and the Company entered into the Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company. Further details and the timing regarding the formation of the Property and Casualty Insurance Joint Stock Company are subject to terms to be approved by the CIRC and to be set out in the Definitive Agreement.

The Board announces that, on 13 March 2006, CLIC and the Company entered into the Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company.

Under the Preliminary Agreement, the parties agreed that the proposed registered capital of the Property and Casualty Insurance Joint Stock Company will be RMB1,000 million, divided into 1,000 million ordinary shares of RMB1.00 each. CLIC will subscribe for 60% of the issued share capital and the Company will subscribe for the remaining 40%. The parties will enter into the Definitive Agreement based on the principle of fairness and reasonableness, which will set out the exact capital contribution by each party. The Company may withdraw from participating in the subscription by giving written notice to CLIC, no later than 7 days before application is made to the CIRC by CLIC in relation to the establishment of the Property and Casualty Insurance Joint Stock Company.

The terms of the Preliminary Agreement are subject to approval by CIRC and once approved, the parties will enter into the Definitive Agreement which will replace the Preliminary Agreement. The manner of setting up the Property and Casualty Insurance Joint Stock Company will be determined depending on the circumstances of the case, which may include setting up of a new company or acquiring an existing company, etc. The terms regarding the formation of the Property and Casualty Insurance Joint Stock Company will be confirmed and set out in the Definitive Agreement.

As at the date of this announcement, CLIC beneficially owns approximately 72.2% of the issued share capital of the Company. CLIC is therefore a connected person of the Company. The Company will comply with the applicable Listing Rules requirements in relation to the formation of the Property and Casualty Insurance Joint Stock Company, as and when required.

DEFINITIONS

“Board”	the board of Directors;

“CIRC”	China Insurance Regulatory Commission;

Commission File Number 001-31914

“CLIC”	(China Life Insurance (Group) Company), known as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on 22 August 1996 and, as the context may require, its subsidiaries (other than the Company);

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and the H shares of which are listed on the Stock Exchange;

“connected person”	as defined in the Listing Rules;

“Definitive Agreement”	An agreement to be entered into by CLIC and the Company, pursuant to the terms of the Preliminary Agreement and upon approval by CIRC;

“Directors”	the directors of the Company;

“Property and Casualty Insurance Joint Stock Company”	a property and casualty insurance company in the form of a joint stock limited liability company to be established, pursuant to the Definitive Agreement;

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Preliminary Agreement”	the investor share subscription agreement entered into between the Company and CLIC on 13 March 2006;

“PRC”	the People’s Republic of China;

“Prospectus”	the prospectus of the Company dated 8 December 2003; and

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:
Executive Directors:	Yang Chao, Wu Yan
Non-executive Directors:	Miao Fuchun, Shi Guoqing
Independent non-executive Directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, 13 March 2006